Lawrence S. Elbaum lelbaum@velaw.com Tel +1.212.237.0084

December 23, 2022

VIA ELECTRONIC MAIL AND EDGAR

David Plattner
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	The Necessity Retail REIT, Inc.

PREC14A filed by Blackwells Onshore I LLC, et al.

Filed December 9, 2022

File No. 001-38597

Dear Mr. Plattner:

Set forth below are the responses on behalf of Blackwells Onshore I LLC, Blackwells Capital LLC, Jason Aintabi, Related Fund Management, LLC, Jim Lozier and Richard O’Toole (collectively, the “Blackwells Filers”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by phone, on December 16, 2022, with respect to the Blackwells Filers’ preliminary proxy statement, File No. 001-38597, filed with the Commission on December 9, 2022 (the “Proxy Statement”) in relation to The Necessity Retail REIT, Inc. (the “Company”). Concurrently with the submission of this letter, the Blackwells Filers are filing an Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). Enclosed with the email version of this letter is a copy of the Amended Proxy Statement marked to show changes from the Proxy Statement as originally filed.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Proxy Statement, and all capitalized terms used but not defined herein have the same meaning as in the Proxy Statement.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London Los Angeles New York Richmond Riyadh San Francisco Tokyo Washington	The Grace Building, 1114 Avenue of the Americas, 32nd Floor New York, NY 10036-7708 Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com

Securities and Exchange Commission December 23, 2022 Page 2

Proposal 1: Election of Nominees, page 8

1.	The meaning of the final sentence of the third paragraph on page 8, which begins “Neither of Mr. Lozier nor Mr. O’Toole…,” is unclear. Please revise or advise.

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised the final sentence of the third paragraph on page 8. Please see page 8 of the Amended Proxy Statement for this revised disclosure.

Proposal 2: Bylaw Repeal Proposal, page 11

2.	Please disclose the text of Amendment No. 1 to the Bylaws and/or a reference to where shareholders can find such text.

RESPONSE: In response to the Staff’s comment, we have revised the Proxy Statement to reference where such text may be found. Such reference on page 11 of the Amended Proxy Statement states: “See Exhibit 3.1 to the Current Report on Form 8-K filed by the Company with the SEC on July 19, 2022 for the text of Amendment No. 1 to the Bylaws.”

Proposal 5: Director Resignation Policy Proposal, page 14

3.	We note that the resolution seeks a voting standard tied to “the affirmative vote of the holders of a majority of the voting power of the Company’s outstanding capital stock entitled to vote thereon.” Such standard appears to call for a majority of shares outstanding, rather than a majority of votes cast. Related disclosure indicates that such a standard would be “in line with best corporate governance practices.” Please confirm that the standard sought is in fact tied to a majority of shares outstanding, and if so, please disclose, if true, that such a standard exceeds the majority-of-votes-cast standard more typical of U.S. public companies.

RESPONSE: We respectfully acknowledge the Staff’s comment that the resolution seeks a voting standard in uncontested elections tied to the “affirmative vote of the holders of a majority of the voting power of the Company’s outstanding capital stock entitled to vote thereon.” Such standard calls for a majority of shares outstanding and entitled to vote on the subject matter. We have revised page 14 of the Amended Proxy Statement to remove the reference to “best corporate governance practices.”

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Securities and Exchange Commission December 23, 2022 Page 3

Please contact me directly at (212) 237-0084 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ Lawrence S. Elbaum
Lawrence S. Elbaum

cc: Jason Aintabi, Blackwells Capital Onshore I LLC
C. Patrick Gadson, Vinson & Elkins LLP